FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of May 23, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Signet Group plc

2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights:                               (   )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are
attached:                                                                  (   )

An event changing the breakdown of voting rights:                          (   )

Other (please specify) :                                                   ( x )

Loss of two accounts

3. Full name of person(s) subject to the notification obligation:

Harris Associates L.P.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached:

5/18/2007

6. Date on which issuer notified:

5/21/2007

7. Threshold(s) that is/are crossed or reached:

11%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares            Situation previous to
if possible using the           the Triggering
ISIN CODE                       transaction
                       Number of shares       Number of voting Rights

Ordinary               188,619,413               188,619,413

                     Resulting situation after the triggering transaction

Class/type of shares Number of shares  Number of voting rights    % of voting rights
if possible using
the ISIN CODE
                     Direct            Direct     Indirect        Direct    Indirect

Ordinary             181,235,811       181,235,811                10.62%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of     Expiration Date  Exercise/Conversion Number of voting     % of voting
financial                    Period/ Date        rights that may be   rights
instrument                                       acquired if the
                                                 instrument is
                                                 exercised/
                                                 converted.

Total (A+B)
Number of voting rights       % of voting rights

181,235,811                       10.62%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

Harris Associates L.P.

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

Identity of the notifier

Full name: Mark Andrew Jenkins - Group Company Secretary

Contact address: Signet Group plc, 15 Golden Square, London, W1F 9JG

Phone number: 0870 90 90 301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   May 23, 2007